

September 8, 2014

Via E-mail
Mr. Arthur F. Trudel
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

> **Re:** **Argan, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed April 15, 2014**
> **Form 10-K/A for the Fiscal Year Ended January 31, 2014**
> **Filed April 23, 2014**
> **File No. 1-31756**

Dear Mr. Trudel:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended January 31, 2014

General

1.   We refer to your amended Form 10-K, where you included the reports of your independent registered public accounting firm with the dates correctly stated in the last paragraph of each report. As required by Rule 12b-15 of the Exchange Act, an amendment should set forth the complete text of each item being amended. As such, please file a new amendment to your Form 10-K, which includes the complete text of "Item 8 Financial Statements and Supplementary Data".   In addition, please also include currently dated certifications that refer to the amended form.

Mr. Arthur F. Trudel
Argan, Inc.
September 8, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief